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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE TO-C
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                       (Name of Subject Company (Issuer))

                           TLC ACQUISITION CORPORATION
                                  E-MEDSOFT.COM
                       (Names of Filing Persons (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    88032R107
                      (CUSIP Number of Class of Securities)

                               Frank Magliochetti
                     President & Co-Chief Executive Officer
                      1330 Marsh Landing Parkway, Suite 106
                           Jacksonville, Florida 32250
                                 (904) 543-1000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                   COPIES TO:
Gordon M. Bava, Esq.                                Gregory A. Gehlmann
Manatt, Phelps & Phillips, LLP                      Manatt, Phelps & Phillips
11355 West Olympic Boulevard                        1501 M Street, N.W.
Los Angeles, California  90064-1614                 Washington, D.C.  20005-1702
Phone  (310) 312-4205                               Phone  (202) 463-4334
Fax  (310) 312-4224                                 Fax  (202) 463-4394

                            CALCULATION OF FILING FEE
================================================================================
TRANSACTION VALUATION                                AMOUNT OF FILING FEE
================================================================================
Not Applicable                                       Not Applicable
================================================================================
[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:                              Filing Party:
================================================================================
Form or Registration No.:                            Date Filed:
================================================================================
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [x] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================
================================================================================


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                                  EXHIBIT INDEX


EXHIBIT 99.1 Joint Press Release issued by e-MedSoft.com and Tender Loving Care Health Care Services, Inc., dated October 19, 2001.